Hydro One Reports Second Quarter Results

Second quarter results coincide with the release of Hydro One’s sustainability report that will be the foundation upon which to build a sustainability strategy

TORONTO, August 9, 2019 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the second quarter ended June 30, 2019.
Second Quarter Highlights

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Earnings per share (EPS) of $0.26 and adjusted EPS of $0.26, compared to $0.34 and $0.33, respectively, for the same period in 2018, a decrease of 24% and 21%, reflecting less favourable weather, higher financing costs due to the issuance of long-term debt, and an increase in operation, maintenance and administration (OM&A) costs due to increase in vegetation management work and higher emergency power restoration costs in the quarter.

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Distribution reliability continued to improve in the second quarter of 2019 versus the same quarter last year by approximately 18%. The improved reliability was partly the result of our Optimal Cycle Protocol vegetation management program.

•	In the first half of 2019, distribution customer satisfaction score with residential and small businesses reached 85%, a 9% increase over 2018, and the highest in 10 years.

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Hydro One was requested by the Independent Electricity System Operator (IESO) to build a new transmission line from Chatham to Leamington. This project shows the Company’s continued commitment to and advocacy for its customers and its goal of supporting economic growth. Also, due to the increased load, this project is expected to help lower customer rates.

•	The Company published its sustainability report that demonstrates a positive trend, and was recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights.

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Senior management strength enhanced with the appointments of Paul Harricks as Chief Legal Officer and Saylor Millitz-Lee as Chief Human Resources Officer, along with the previously announced appointment of Chris Lopez as the Chief Financial Officer.

•	Organized transition of Chair of the Board of Directors (Board) with the announced resignation of Tom Woods and the appointment of Tim Hodgson.

•	Quarterly dividend declared at $0.2415 per share, payable September 30, 2019.

"The significant increase in our residential customer satisfaction in the first half of 2019 is proof of our unwavering commitment to put customers first, as well as our use of innovation to improve reliability, while reducing costs. Our Board and leadership will build on these strong foundations," said Mark Poweska, President and Chief Executive Officer of Hydro One. "We have made meaningful progress in building the foundations of a corporate sustainability strategy to deliver enduring value for our customers, employees, communities and shareholders. Through our focus on building a brighter future for all Ontarians, we will continue to improve our performance in Indigenous procurement, customer satisfaction, reliability, protecting the environment and supporting strong communities and thriving economies."

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Selected Consolidated Financial and Operating Highlights

	Three months ended June 30		Six months ended June 30
(amounts throughout in millions of Canadian dollars, except as otherwise noted)	2019	2018	2019	2018

Revenues	1,413	1,477	3,172	3,053
Purchased power	653	674	1,460	1,425
Revenues, net of purchased power[1]	760	803	1,712	1,628
Net income attributable to common shareholders	155	200	326	422
Costs (income) related to acquisition of Avista	—	(6)	140	(18)
Adjusted net income attributable to common shareholders[1]	155	194	466	404

Basic EPS	$0.26	$0.34	$0.55	$0.71
Diluted EPS	$0.26	$0.33	$0.54	$0.71
Adjusted basic EPS[1]	$0.26	$0.33	$0.78	$0.68
Adjusted diluted EPS[1]	$0.26	$0.32	$0.78	$0.68

Net cash from operating activities	297	292	415	668
Capital investments	370	401	681	706
Assets placed in-service	276	477	421	622

Transmission: Average monthly Ontario 60-minute peak demand (MW)	18,226	19,951	19,494	19,883
Distribution: Electricity distributed to Hydro One customers (GWh)	6,073	6,111	13,811	13,517
1 Non-GAAP Measures - Hydro One uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America (US GAAP) and may not be comparable to similar measures presented by other entities. Hydro One calculated the non-GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Company does not consider part of normal, ongoing operations. Refer to the Non-GAAP Measures section of the Company’s Management's Discussion and Analysis for further discussion of these items.

Key Financial Highlights
For the three months ended June 30, 2019, the Company reported net income attributable to common shareholders of $155 million (2018 - $200 million), a 22.5% decrease from last year, and EPS of $0.26 (2018 - $0.34). With no costs or income related to the proposed Avista Corporation acquisition (Merger) in the second quarter of 2019, adjusted EPS was $0.26 for the quarter (2018 - $0.33).
Revenues, net of purchased power, for the second quarter were lower than last year by 5.4% driven by less favourable weather and accelerated tax depreciation (Accelerated CCA) which will flow through to customers and is offset in lower taxes, with no impact on regulated return on equity. This has been partially offset by the impact of 2018 and 2019 distribution rates.
Second quarter OM&A costs were higher than prior year due to higher vegetation management coverage compared to the previous year arising from milder weather, and higher emergency power restoration costs due to a higher volume of non-storm related emergency calls. These were partially offset by lower project and asset write-offs and lower costs due to the repatriation of the Call Centre which resulted in operational improvements.
Financing costs increased in the second quarter of 2019 compared to the same quarter last year primarily due to an increase in long-term debt interest expense driven by a higher weighted-average long-term debt balance outstanding in 2019. 2018 also benefited from a favourable unrealized gain on the foreign-exchange contract related to the Merger.
The income tax recovery for the second quarter of 2019 was primarily attributable to a combination of incremental tax deductions resulting from the deferred tax asset sharing as mandated by the OEB, Accelerated CCA resulting from the enactment of certain 2019 federal and Ontario budget measures in the second quarter, and lower income before taxes. Lower taxes as a result of deferred tax asset sharing and Accelerated CCA are offset by lower revenues, as these savings will be returned to customers. The latter has no impact on the regulated return on equity.

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Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems, address aging power system infrastructure, facilitate connectivity to new load customers and generation sources, and improve service to customers. The Company made capital investments of $370 million during the second quarter, and placed $276 million worth of new assets in-service.
Selected Operating Highlights
During the quarter, the Company was requested by the IESO to develop and construct a new 230 kilovolt (kV) transmission line from Chatham to Leamington. The project will support the growing greenhouse industry and is expected to be completed by the end of 2025. The new line will bring an additional 400 megawatts of power to the area.
The Company continues to pursue improvements in its distribution reliability performance. During the second quarter, System Average Interruption Duration Index (SAIDI) was 1.4 hours compared to 1.7 hours in the second quarter of 2018, an 18% reduction.
In the first half of 2019, customer satisfaction score with residential and small businesses reached 85%, a 9% increase over 2018. The increase is attributable to our customer-centric initiatives, improved reliability and growing trust with our customers.
In April, Hydro One’s wholly-owned subsidiary, Hydro One Inc., raised $1.5 billion of Medium Term Notes consisting of $700 million aggregate principal amount of 2.54% Medium Term Notes, Series 42, due 2024, $550 million aggregate principal amount of 3.02% Medium Term Notes, Series 43, due 2029, and $250 million aggregate principal amount of 3.64% Medium Term Notes, Series 44, due 2050. Hydro One Inc. expects to use the net proceeds of this offering to repay short-term debt and for general corporate purposes.
Senior management strength enhanced with the appointments of Paul Harricks as Chief Legal Officer and Saylor Millitz-Lee as Chief Human Resources Officer, along with the previously announced appointment of Chris Lopez as the Chief Financial Officer.
On June 24, 2019, Hydro One announced that Board Chair Tom Woods would be stepping down from the Board on July 31, 2019. Subsequent to the quarter, on July 2, 2019, the Company announced that Tim Hodgson has been appointed by the Board to serve as the Board Chair commencing August 1, 2019.
The Company was presented with an Emergency Assistance Award 2018 by the Edison Electric Institute for its response efforts following a deadly California wildfire in November 2018.
Hydro One placed 16th (#24 in 2018) on the annual list of Best 50 Corporate Citizens by Corporate Knights, an organization dedicated to setting high standards for leadership in sustainability across Canada. Hydro One has appeared on the Best 50 Corporate Citizens in Canada list eight times in the last 10 years.
Common Share Dividends
Following the conclusion of the second quarter, on August 8, 2019, the Company declared a quarterly cash dividend to common shareholders of $0.2415 per share to be paid on September 30, 2019 to shareholders of record on September 12, 2019.

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Supplemental Segment Information

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2019	2018	2019	2018

Revenues
Transmission	374	430	802	851
Distribution	1,029	1,036	2,350	2,181
Other	10	11	20	21
Total revenues	1,413	1,477	3,172	3,053

Revenues, net of purchased power
Transmission	374	430	802	851
Distribution	376	362	890	756
Other	10	11	20	21
Total revenues, net of purchased power	760	803	1,712	1,628

Income (loss) before financing charges and taxes
Transmission	159	228	375	441
Distribution	118	120	388	277
Other	(5)	(11)	(167)	(23)
Total income before financing charges and taxes	272	337	596	695

Capital investments
Transmission	242	242	448	432
Distribution	126	157	229	271
Other	2	2	4	3
Total capital investments	370	401	681	706

Assets placed in-service
Transmission	161	316	215	354
Distribution	114	158	202	263
Other	1	3	4	5
Total assets placed in-service	276	477	421	622

This press release should be read in conjunction with the Company’s second quarter 2019 Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A). These financial statements and MD&A together with additional information about Hydro One, including the audited amended consolidated financial statements and amended MD&A for the year ended December 31, 2018 can be accessed at www.HydroOne.com/Investors and www.sedar.com.
Quarterly Investment Community Teleconference
The Company’s second quarter 2019 results teleconference with the investment community will be held on August 9, 2019 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-866-221-1674 prior to the scheduled start time and request access to Hydro One’s second quarter 2019 results call, conference ID 4148818 (international callers may dial 1-270-215-9604). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
About Hydro One Limited
We are Ontario's largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost $25.7 billion in assets and 2018 annual revenues of almost $6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One

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invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Through Hydro One Telecom Inc.'s extensive fibre optic network, we also provide advanced broadband telecommunications services on a wholesale basis. Hydro One Limited's common shares are listed on the Toronto Stock Exchange (TSX: H).
For More Information
For more information about everything Hydro One, please visit www.HydroOne.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: sustainability strategy; improved corporate performance; vision and strategy; customer service and satisfaction; reliability and performance; connections; ongoing and planned investments, projects and initiatives, including anticipated timing and impacts; dividends; anticipated impacts of Accelerated CCA; anticipated impacts relating to the deferred tax asset; and Hydro One Inc.’s Medium Term Note Program. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Director, Communications
media.relations@hydroone.com
416-345-6868

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